PUBLIC

15026091

SECURI[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street, Suite 1200
(No. and Street)

Jersey City (City) — NJ (State) — 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis N. Paulino 201-499-1844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

723 North Broadway (Address) — White Plains (City) — NY (State) — 10603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis N. Paulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

MARVENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

NSX Securities LLC

(SEC I.D. No. 8-67385)

December 31, 2014

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the U.S. Securities and Exchange Commission simultaneously herewith as a public document.

Contents

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

14 Ver Valen Street
Closter, NJ 07624

723 N Broadway
White Plains, NY 10603

Report of the Independent Registered Public Accounting Firm

To the Members
NSX Securities LLC
Jersey City, NJ

We have audited the accompanying financial statements of NSX Securities LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. NSX Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NSX Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the computation of Net Capital under Rule 15c3-1 of the Securities and Exchanges Commission has been subjected to audit procedures performed in conjunction with the audit of NSX Securities LLC's financial statements. The supplemental information is the responsibility of NSX Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
April 1, 2015

SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

14 Ver Valen Street
Closter, NJ 07624

723 N Broadway
White Plains, NY 10603

Report of the Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NSX Securities LLC (the "Company") identified the provisions of 17 C.F.R. Section 15c3-1(k) under which NSX Securities LLC claimed an exemption from 17 C.F,R. Section 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) NSX Securities LLC stated that the NSX Securities LLC met the identified exemption provisions throughout the most recent fiscal year. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairy stated, in all material respects, based on the conditions as set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Act of 1934.

Seligson & Giannattasio LLP

Seligson & Giannattasio LLP
White Plains, NY
April 1, 2015

NSX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$162,917
Prepaid expense	2,677
TOTAL ASSETS	$165,594

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 0
Total liabilities	0
MEMBER'S CAPITAL	165,594
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$165,594

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities LLC (Securities) is a wholly owned subsidiary of the National Stock Exchange, Inc. (the Exchange), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective February 18, 2015, National Stock Exchange Holdings, Inc acquired the Exchange from CBOE Stock Exchange (CBSX), a for-profit Delaware corporation that served as a holding company for the Exchange.

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services and office facilities to Securities in accordance with the Expense Agreement (note C).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Securities elected to be taxed as a partnership. As a result, the member is responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on Securities' income and expense as reported for income tax purposes. Through the year ended December 31, 2014, the Exchange files and pays income taxes on Securities' behalf. Securities does not report any balance sheet or income statement impact of the tax consequences borne by the Exchange in Securities' stand-alone financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test,

no tax benefit is recorded. Securities applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2014, the open tax years are 2011 through 2014. As of December 31, 2014, Securities had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2014. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2014, Securities had a ratio of aggregate indebtedness to net capital of 0.0 and net capital of $162,917, which was $157,917 in excess of its minimum net capital requirement of $5,000 at that date. As of December 31, 2014, Securities had no aggregate indebtedness.

NOTE C - RELATED-PARTY TRANSACTIONS

Effective January 1, 2012, Securities and the Exchange entered into an Expense Agreement. Pursuant to the Expense Agreement, in exchange for Securities providing routing services to the Exchange, the Exchange provides corporate, marketing, information technologies, material hardware, software, personnel, other corporate and business services, and such other necessary materials and services as are necessary to facilitate the operation of Securities' business.

For the year ended December 31, 2014, Securities did not incur expenses or receive direct payments from the Exchange, as per the terms of the Expense Agreement.

Securities' primary revenue source is for routing services provided to equity trading permit holders of the Exchange. For the year ended December 31, 2014, Securities generated income from the Exchange for transaction charges in the amount of $118,597. As of December 31, 2014, there were no outstanding receivables related to Exchange trading activity.

Securities is dependent upon the Exchange to sustain operations. The Exchange's ability to manage its liquidity position is dependent upon its ability to increase revenues through increased trading volumes and/or obtain financing.

On May 6, 2014 the NSX filed with the SEC a proposed rule to amend Exchange Rule 11.1 to add new section .01 under Interpretations and Policies to permit NSX to cease trading activity on the Exchange's Trading System as of the close of business on May 30, 2014 (the Trading Close Date), the filing was approved. Upon ceasing the operations, the NSX (i) maintained that all NSX Rules remain in full force and effect through and after the Trading Close Date, (ii) noted that it may, at its discretion, file a proposed rule change pursuant to Rule 19b-4 of the Exchange Act prior to any resumption of trading on the Exchange pursuant to Chapter XI, (iii) shall continue to be registered as a national securities exchange, and (vii) assured the SEC and the public that it shall maintain adequate funding for this purpose. Pursuant to Exchange Rule 2.11(a), Securities continued its mandate to act as the outbound routing broker-dealer of the Exchange. In this regard, Securities operates as a facility (as defined in Section 3(a)(2) of the Exchange Act) of NSX.

On September 8, 2014 (the SPA Date) CBOE Stock Exchange, LLC (CBSX) entered into a Stock Purchase Agreement (the Agreement) whereby the CBSX expressed interest to sell all of the outstanding shares of common stock of the NSX (the Transaction) to NSX Holdings. Under the SPA, NSX Securities LLC (NSXS) continues to be a wholly owned subsidiary and exchange facility of the NSX; thus, after the closing of the Transaction (i) all of the provisions of Rule 2.11 governing the operation of Securities remain in full force and effect and (ii) have no impact on the financial condition or supervisory procedures of Securities.

On December 16, 2014, the Exchange filed with the SEC the rule proposal seeking approval of the ownership change. On January 2, 2015 the SEC published to the Federal Register the NSX rule filing in connection with the proposed Transaction. On February 18, 2015 (the Closing Date) the Transaction closed, shortly after the SEC approval order was issued on February 16, 2015.

In preparation for the close of the Transaction, NSX Securities filed with FINRA a Continuing Membership application on January 20, 2015, subsequently amended on January 23 and February 3, 2015. On February 11, 2015 FINRA approved the Firm's change in ownership structure.

On December 10, 2014, NSX Securities LLC submitted an electronic filed Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2). The statement presumed that Grant Thornton would be the auditor of Securities' 2014 audited financial reports. Given the circumstance related to the Transaction, the new management team of the post-closing NSX, in consultation with its new owner, NSX Holdings, opted to change the auditor. On March 5, 2015 Securities LLC engaged Seligson & Giannattasio, LLP, PCAOB compliant auditing firm to audit the

2014 audited financial reports of Securities. Formal notice was sent to Grant Thornton as per SEC rule CFR 240.17a-5 and filed promptly with FINRA on March 24, 2015.

NOTE D - CONTRACTUAL OBLIGATIONS

On August 24, 2012, Securities entered into a new third-party Fully Disclosed Clearing Agreement (the Agreement) with Morgan Stanley & Co. LLC (Morgan Stanley). Morgan Stanley subsequently terminated the agreement on September 22, 2014. As of December 31, 2014 Securities did not have a fully-disclosed clearing arrangement with a third-party clearing firm.

As of December 31, 2013, there were no outstanding payables owed to Morgan Stanley. Clearing fees paid to Morgan Stanley are included within clearing, routing and venue charges on the accompanying statement of operations.

NOTE E - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2014, and through April [1], 2015, the date Securities' financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Securities' financial statements.